August 24, 2012

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:           Midas Perpetual Portfolio, Inc. (“Registrant”)
(File Nos. 002-57953, 811-02474)

Ladies and Gentlemen:

On behalf of the Registrant, we request, pursuant to Rule 477 under the Securities Act of 1933, as amended, the immediate withdrawal of Post-Effective Amendment Number 80 to the Registrant’s Registration Statement on Form N-1A, together with all exhibits thereto (File Nos. 002-57953, 811-02474), which was filed with the U.S. Securities and Exchange Commission on July 27, 2012 (via EDGAR Accession No. 0000015260-12-000056) (the “PEA 80”).  No securities were sold in connection with PEA 80.

PEA 80 was filed for the purpose of adding two new series to the Registrant.  Due to a technical error, the two new series were inadvertently not added to the Registrant and the Registrant will file a new Post-Effective Amendment to the Registrant’s Registration Statement on Form N-1A to correct the technical error and add the two new series to the Registrant.

If you have any questions or comments regarding the foregoing, please contact Fatima Sulaiman at 202-778-9082 or Darrell Mounts at 202-778-9298 at K&L Gates LLP, legal counsel to the Registrant.

Sincerely,

Midas Perpetual Portfolio, Inc.

By:  /s/ John F. Ramirez

Name:   John F. Ramirez

Title:   General Counsel